Exhibit 19
INSIDER TRADING POLICY
As adopted by the Board of Directors
Need for a Policy
As a public company, Origin Bancorp, Inc. (“Origin” or the “Company”) has adopted this Insider Trading Policy (“Policy”) to promote compliance with federal, state, and foreign securities laws that prohibit certain people who are aware of material, nonpublic information about Origin from (i) trading in Origin’s securities or (ii) providing material, nonpublic information to other persons who may trade on the basis of that information. See page 2 of this Policy for a discussion of what constitutes material, nonpublic information.
Insider trading violations are pursued vigorously by the Securities and Exchange Commission (“SEC”), the Department of Justice and other governmental authorities, and are punished severely. While the SEC concentrates its efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel. Individuals found liable for insider trading may face penalties of up to three times the profit gained or loss avoided, a criminal fine of up to $5 million and up to 20 years in jail. In addition, Origin (and its executive officers and directors) could face penalties of the greater of $1 million or three times the profit gained or loss avoided as a result of an employee’s violation and/or a criminal penalty of up to $25 million for failing to take steps to prevent insider trading.
Without regard to the civil or criminal penalties that may be imposed by others, violation of this Policy and its procedures may subject an individual to Company-imposed discipline, including dismissal.
The procedures regarding securities trading outlined below are designed to deter and prevent such improper trading.
I.Overview
A.    Persons Subject to the Policy
You are subject to this Policy if you are a director1, officer, temporary or permanent employee of Origin or any of its subsidiaries (collectively referred to as “Service Providers”). Origin may also determine that other persons are subject to this Policy, such as contractors or consultants, who have access to material, nonpublic information. In addition, if you are subject to this Policy, this Policy applies to your family members, anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Origin securitie
1 For purposes of this Policy, the term “director” includes any advisory director, board observer or any other person who regularly attends board meetings or has access to materials provided to the board of directors.

s are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Origin securities (collectively referred to as “Family Members”). This Policy also applies to any entities that you or your Family Members influence or control, including any corporations, partnerships or trusts (collectively referred to as “Controlled Entities”). You are responsible for the transactions of your Family Members and Controlled Entities and should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account. This Policy continues to apply to Service Providers even after termination of his or her service to Origin if an individual is in possession of material, nonpublic information.
B.     Securities Subject to the Policy
This Policy applies to transactions in Origin securities, including Origin’s common stock, options to purchase common stock, or any other type of securities that Origin may issue, including (but not limited to) preferred stock, convertible debentures and warrants, as well as derivative securities that are not issued by Origin, such as exchange-traded put or call options or swaps relating to Origin securities, except as expressly set forth below. In addition, if you become aware of material, nonpublic information about another company in the course of your work for Origin, this Policy also covers trading in securities of that company.
C.     Definition of Material and Nonpublic Information
Material Information. Information is considered “material” if a reasonable investor would consider that information important in making a decision to buy, hold or sell securities or information that is likely to significantly alter the total mix of publicly available information about Origin. Any information that could be expected to affect Origin’s stock price, whether it is positive or negative, should be considered material. Rumors or tips may also qualify as material, nonpublic information. If you are uncertain whether information is material, you should assume that it is until you obtain guidance from a Compliance Officer. For purposes of this Policy, a Compliance Officer is any person or persons designated by the Board of Directors to be the Compliance Officer. Pursuant to this Policy there can be more than one Compliance Officer.
It is not possible to define all categories of material information, but examples of information that may be regarded as material include:
•Financial results or earnings guidance;
•Projections of future earnings or losses;
•Changes to previously announced earnings guidance;
•News of, or information about, a merger, acquisition or similar transaction;
•News of, or information about, an acquisition or disposition of a significant asset or subsidiary;

•Changes as to the national securities exchange on which Origin is listed, or any pending or proposed decision to delist from such exchange or deregister as a public company;
•Changes in dividend policy, the declaration of a stock split, or an offering of additional securities;
•Debt or financing transactions out of the ordinary course;
•Repurchases or redemptions of Origin securities or plans related thereto (including any amendment or termination of any such plans);
•Development of a significant new product or service;
•New major contracts or customers, or the loss of a major customer;
•Changes in management or the board of directors;
•Changes in or dispute with the Company’s independent registered public accounting firms or auditors or notification that the independent registered public accounting firm’s or auditors’ reports may no longer be relied upon, or that a restatement will be needed;
•A conclusion by the Company or its management or independent auditor that there exists, or may exist, deficiencies (such as a material weakness or significant deficiency) in the Company’s controls and related functions, including, without limitation, its internal controls or disclosure controls and procedures;
•Any proposed or pending restatement of Origin Bank’s Reports of Condition and Income;
•Threatened litigation, or the resolution of such litigation;
•Any default on outstanding debt, impending bankruptcy or the existence of liquidity problems;
•Information regarding a breach of customer privacy;
•News of a regulatory investigation or administrative action;
•Cybersecurity incidents, including vulnerabilities or data breaches; and
•Significant legal or regulatory matters.
Either positive or negative information may be material. This list is illustrative only and is not intended to provide a comprehensive list of circumstances that could give rise to material information. Any person covered by this Policy should resolve any question concerning materiality of particular information in favor of materiality, and thus the activities prohibited by this Policy should be avoided until such information has been publicly disclosed or it has been determined that such information is not, or has ceased to be, material. The SEC takes a broad view as to what information is considered material.

When Information is Considered Public. Information that has been disclosed to the public and widely disseminated is generally considered to be public information. For example, filings with the SEC and press releases are generally regarded as public information. Once information is disseminated to the public, as a general rule, information should not be considered public until the second trading day after the day on which such information is released. By contrast, information would likely not be considered widely disseminated if it is available only to Origin’s employees, if it is only available to a select group of analysts, brokers and institutional investors or, for example, if it is posted on a rarely-used website.
II.Policies Regarding Transactions in Origin Securities
A.    Prohibitions on Service Providers, Family Members and Controlled Entities
It is the policy of Origin that no Service Provider, Family Members, Controlled Entities or any other person designated by this Policy or by a Compliance Officer as subject to this Policy (collectively referred to as a “Covered Person”) may, directly or indirectly through any other person or entity, conduct or assist anyone with the following transactions:
•Trading on Material, Nonpublic Information. No Covered Person who is aware of any material, nonpublic information concerning the Company shall engage in any transaction in Origin securities, including any offer to purchase or sell, during any period commencing with the date that he or she obtains such material, nonpublic information and ending after the second business day following the date of public disclosure of that information.
•Tipping. No Covered Person shall disclose material, nonpublic information to any other person where such information may be used by such person to his or her benefit by trading in the securities of the company to which such information relates, nor shall a Covered Person make any recommendations or express any opinions as to trading in Origin securities to any other person on the basis of material, nonpublic information. In general, Covered Persons are not to disclose material, nonpublic information to persons within Origin whose jobs do not require them to have that information or to persons outside of Origin, unless any such disclosure is made in accordance with Origin’s policies, including this Policy, regarding the protection or authorized external disclosure of information regarding Origin.
•Short-Term Trading. A Covered Person who purchases Origin securities in the open market may not sell any Origin securities of the same class during the six months following the purchase (or vice versa), except with the consent of a Compliance Officer.
•Short Sales. Short sales of Origin securities (i.e., the sale of a security that the seller does not own) by Covered Persons are prohibited. In addition, Section 16(c) of the Exchange Act prohibits Section 16 Reporting Persons (as defined below) from engaging in short sales.

•Publicly-Traded Options. Transactions by Covered Persons in put options, call options or other derivative securities, on an exchange or in any other organized market, are prohibited by this Policy.
•Hedging Transactions. Covered Persons are not permitted to engage in hedging or monetization transactions involving Origin securities, such as prepaid variable forwards, equity swaps, collars and exchange funds, or similar transactions.
•Margin Accounts. Covered Persons are not permitted to hold Origin securities in a margin account.
•Pledged Securities. A Covered Person who wishes to pledge Origin securities as collateral for a loan (not including margin debt) and clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities may engage in such a transaction with the prior approval of a Compliance Officer at least ten business days prior to the proposed execution of documents evidencing the proposed pledge.
•Standing and Limit Orders. Standing and limit orders (except standing and limit orders under approved Rule 10b5 -1 Plans, as described below) are discouraged. If a Covered Person subject to this Policy determines he or she must use a standing order or limit order, the terms of the standing or limited order must be disclosed to a Compliance Officer during the pre-clearance process
B.    Prohibitions and Procedures for Certain Officers, Directors and Other Designated Individuals
The following prohibitions and procedures apply, in addition to the prohibitions in Section II(A), to members of the Origin’s directors and executive management, as well as their respective Family Members and Controlled Entities and to all members of the Accounting, Treasury, Finance, Internal Audit and Investor Relations departments, and any person who is involved in the calculation of Origin Bank’s allowance for lease and loan losses or related provision, as well as their respective Family Members and Controlled Entities (together with Section 16 Reporting Persons and such persons’ Family Members and Controlled Entities, the “Designated Individuals”). Under special circumstances, certain employees who are not Designated Individuals may gain access to material, nonpublic information and the Company or a Compliance Officer, in its, her or his discretion, may determine that such employees may also be subject to the below listed prohibitions and procedures. Such employees will be notified of such status and will be subject to the below listed prohibitions and procedures for such period of time as the Company deems appropriate.
•No Trading during Quarterly Blackout Periods. Origin’s announcement of its quarterly financial results almost always has the potential to have a material effect on the market for Origin securities. Therefore, to avoid even the appearance of trading while aware of material, nonpublic information, Designated Individuals are prohibited from conducting any transactions involving Origin securities during a “blackout period” beginning on the 15th day of the last month of each fiscal quarter and ending after the second full trading day following the date of the public release of Origin’s financial results for that quarter. In other words, these persons may only conduct transactions in Origin securities during the “window period” beginning on the third trading day following the public release of Origin’s quarterly financial results and ending on the 14th day of the last month of a fiscal quarter.
•Notwithstanding the foregoing, a transaction may be exempt from this prohibition if it is made pursuant to a Rule 10b5-1 Plan (as described below) that has been approved in writing in advance of a blackout period. In addition, Origin’s financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of a Compliance Officer, designated persons should refrain from trading in Origin securities even sooner than the typical quarterly blackout period described above, in which case a Compliance Officer may impose an event-specific blackout period.
•No Trading during Event-Specific Blackout Periods. From time to time, an event may occur that is material to Origin and is known by only a few directors, officers and/or employees. So long as the event remains material and nonpublic, the Designated Individuals and other persons designated by a Compliance Officer may not trade in Origin securities. The existence of an event-specific blackout period will not be announced, other than to those who are aware of the event giving rise to the blackout. Any person made aware of the existence of an event-specific blackout period should not disclose the existence of the blackout to any other person. Origin may also institute a temporary blackout period related to the public announcement of a share repurchase plan or program or an increase of an existing share repurchase plan or program. The failure of a Compliance Officer to designate you as a person subject to an event-specific blackout will not relieve you of the obligation not to trade while aware of material, nonpublic information.
•No Trading during Pension Fund Blackout Periods. No director or officer may trade in Origin securities during any “pension fund blackout period” if that person acquired such securities in connection with his or her employment as a director or officer of Origin or its subsidiaries. A “pension fund blackout period” means any period of more than three consecutive business days during which the ability of not fewer than 50% of the participants or beneficiaries under all individual account plans (as defined under the Employee Retirement Security Act of 1974, but excluding a one-participant retirement plan) maintained by Origin to purchase, sell or otherwise acquire or transfer an interest in any equity security of Origin held in such an individual account plan is temporarily suspended by Origin or a fiduciary of the plan, but does not include any period which the SEC exempts from the definition of “blackout period” under Section 306(a) of the Sarbanes-Oxley Act of 2002.

C.     Exempt Transactions
The following transactions are not subject to this Policy to the extent expressly set forth below:
•Stock Option Exercises. This Policy does not apply to the exercise of stock options issued acquired pursuant to Origin’s relevant benefits plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have Origin withhold shares subject to an option to satisfy tax withholding requirements.2
•Restricted Stock Awards. This Policy does not apply to the vesting of restricted stock, or the exercise of a tax withholding right under which you elect to have Origin withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock.3
•401(k) Plan. To the extent that the Origin 401(k) plan may from time to time permit the acquisition of Origin securities, this Policy does not apply to purchases of Origin securities in Origin’s 401(k) plan resulting from your periodic contribution of money to the plan under your payroll deduction election.4
•Employee Stock Purchase Plan. This Policy does not apply to purchases of Origin securities in an employee stock purchase plan, if any, resulting from your periodic contribution of money to the plan under the election you made at the time of your enrollment in the plan. This Policy also does not apply to purchases of Origin securities resulting from lump sum contributions to the plan, provided that you elected to participate by a lump sum payment at the beginning of the applicable enrollment period.5
•Origin Offerings or Repurchases. The purchase of Origin securities from Origin, and the sale of Origin securities to Origin, are not subject to this Policy.
D.     Exceptions Generally
There are no exceptions to this Policy, except as specifically noted herein. The reasons for the transaction or size of the transaction do not exempt such transaction from this Policy. The
2 This Policy does apply, however, to the sale of Origin securities acquired upon the exercise of a stock option, as well as to any sale of stock as part of a broker-assisted cashless exercise of an option or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option or any tax withholding obligation.
3 The Policy does apply, however, to any sale of restricted stock in any public or private market transaction.
4 This Policy does apply, however, to certain elections you may make under the 401(k) plan, including: (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to Origin stock fund; (b) an election to make an intra-plan transfer of an existing account balance into or out of Origin stock fund; (c) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Origin stock fund balance; and (d) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to Origin stock fund.
5 This Policy does apply, however, to your election to participate in the plan for any enrollment period, and to your sales of Origin securities purchased under the plan.

securities laws do not recognize any mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve Origin’s reputation.
III.Rule 10b5-1 Plans and Pre-Clearance Procedures
A.     Rule 10b5-1 Plans
Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability. To rely on this defense, a person subject to this Policy must enter into a Rule 10b5-1 plan for transactions in Origin securities that meet certain conditions specified in the Rule (a “Rule 10b5-1 Plan”). If the plan meets the requirements of Rule 10b5-1, Origin securities may be purchased or sold without regard to certain insider trading restrictions. To comply with the Policy, a Rule 10b5-1 Plan (including any amendment thereto or termination thereof) must meet the requirements of Rule 10b5-1 and be approved by a Compliance Officer prior to entry into the Rule 10b5-1 Plan.
In general, a Rule 10b5-1 Plan must (i) be entered into at a time when the person entering into the plan is not in possession of material, nonpublic information and is not otherwise subject to a blackout period, (ii) be in writing and (iii) include such waiting or “cooling-off” periods as may be required by Rule 10b5-1 (including, without limitation, the maximum cooling off period permitted under such rule). In the case of directors and executive officers subject to Section 16, any Rule 10b5-1 Plan must include a requirement that the broker notify the Company before the close of business on the day after the execution of the transaction. No person may have more than one Rule 10b5-1 Plan or overlapping Rule 10b5-1 Plans, except to the extent permitted by Rule 10b5-1.
Any Rule 10b5-1 Plan (or any amendment to any such Rule 10b5-1 Plan) must be submitted to a Compliance Officer for approval not less than ten business days prior to the entry into (or amendment of) the Rule 10b5-1 Plan. No further pre-approval of transactions conducted pursuant to the Rule 10b5-1 Plan will be required. Any plan to terminate a Rule 10b5-1 Plan must be submitted for approval at least two business days prior to the proposed termination. The Company reserves the right to withhold pre-clearance of any Rule 10b5-1 Plan that the Company determines is not consistent with the rules regarding such plans.
Once the Rule 10b5-1 Plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The Rule 10b5-1 Plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party. Modifications to or terminations of Rule 10b5-1 Plans must be carefully considered and generally are discouraged absent compelling circumstances. In all cases, any modification to or termination of a Rule 10b5-1 Plan must also comply with all of the requirements set forth in this Policy, including pre-clearance, occurrence outside of a blackout period and compliance with any required waiting period under Rule 10b5-1.
Notwithstanding anything to the contrary and any conflicting provisions (or lack thereof), this Policy shall automatically be interpreted at all times to be consistent and require compliance with all requirements under Rule 10b5-1 and related laws, rules and regulations adopted by the

SEC regarding “insider trading” (including, without limitation, any required disclosure of new and/or amended Rule 10b5-1 Plans for directors and certain officers).
B.     Pre-Clearance Procedures
To help prevent inadvertent violations of the securities laws and to avoid even the appearance of trading on inside information, Section 16 Reporting Persons, and any other persons designated by a Compliance Officer under this Policy as being subject to the pre-clearance procedures, together with their respective Family Members and Controlled Entities, may not engage in any transaction in Origin securities without first obtaining pre-clearance of the transaction from a Compliance Officer.
A request for pre-clearance should be submitted to a Compliance Officer at least two business days in advance of the proposed transaction. A Compliance Officer is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction. If a person seeks pre-clearance to engage in the transaction and is denied, then he or she should refrain from initiating any transaction in Origin securities and should not inform any other person of the restriction. Pre-cleared trades must be executed within five business days of receipt of pre-clearance, unless a Compliance Officer grants an exception.
When a request for pre-clearance is made, the requestor should carefully consider whether he or she may be aware of any material, nonpublic information about Origin and should describe fully those circumstances to a Compliance Officer. The requestor should also indicate whether he or she has effected any transactions in Origin securities within the past six months. Pre-clearance of a trade does not constitute legal advice and does not relieve the requestor of his or her legal obligation to refrain from trading while in possession of material, nonpublic information or from engaging in short-term trading.
The requirement for pre-clearance does not apply to those transactions to which this Policy does not apply, as described above under the heading “Exempt Transactions,” or to transactions conducted under approved Rule 10b5-1 Plans, as described under the heading “Rule 10b5-1 Plans.”
IV.Reporting and Administration of the Policy
A.     Reporting of Completed Trades
Each Section 16 Officer who is responsible for complying with the reporting requirements under Section 16 of the Exchange Act must timely complete and deliver to a Compliance Officer the appropriate forms for filing with the SEC following the execution of a reportable transaction. All Section 16 filings must be available on the corporate website no later than the end of the business day following the filing with the SEC. Any late or delinquent Section 16 filing must also be publicly reported, by individual, under separate caption, in Origin’s proxy statement for its next annual meeting.

B.     Reporting of Violations
Any Covered Person who believes that a violation of this Policy or any federal or state laws governing insider trading or tipping has occurred, knows of any such violation by any other Covered Person, or discovers inadvertent disclosure of material, nonpublic information regarding Origin must report the incident immediately to a Compliance Officer.
C.     Individual Responsibility
Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about Origin and its subsidiaries and not to engage in transactions in Origin securities while in possession of material, nonpublic information. Each individual is responsible for ensuring that he or she complies with this Policy, and that any Family Member or Controlled Entity also complies with this Policy. In all cases, the responsibility for determining whether an individual is in possession of material, nonpublic information rests with that individual, and any action on the part of Origin, a Compliance Officer or any other employee or director under this Policy or otherwise does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws.
D.     Administration of the Policy
Each of Chris Reigelman, Derek McGee, Stephen Brolly and Staci Sanders will serve as a Compliance Officer for the purposes of this Policy, and in the absence of all of the Compliance Officers, another employee designated by any one of the Compliance Officer will be responsible for administration of this Policy.
Any questions regarding this Policy should be directed to a Compliance Officer. A Compliance Officer may consult with counsel to Origin in connection with the administration of this Policy.